Cementos Lima S.A.

RECEIVED

2004 AUG 11 A 8:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

VAL-089-04

August 06, 2004

04036164

SUPPL

Mr. Michael Hyatte
Securities and Exchange Com
Division of Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Notice to shareholders relating to dividend of US$ 0.14 per share of Common Stock and US$ 0.014 per Investment Share, declared by the July 21, 2004 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on August 05, 2004.

2. Monthly information as of July 31, 2004 relating ADR holders' share con the Capital Stock.

   Date: filed with CONASEV on August 06, 2004.

   Required by: CONASEV

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

dlw 8/11

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Thursday, August 05, 2004
"EL COMERCIO"	Thursday, August 05, 2004
"EXPRESO"	Thursday, August 05, 2004

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 21, 2004, declared a dividend of US$ 0.14 per share of Common Stock and US$ 0.014 per Investment Share

This dividend will be paid beginning Thursday the 26th of August, 2004 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 05, 2004

THE MANAGEMENT

FILE: TRAPAGO

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

VAL-089-04

August 06, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of July 31, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU